FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

August 16, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 16, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the appointment of Harold Galbriath as Mining Manager.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Mr. Harold A. Galbriath as the Issuer’s new Mining Manager, effective September 7, 2011. Mr. Galbriath has over 28 years of experience in all aspects of mining operations, maintenance systems, technical services and industrial engineering support, holding positions with mining companies such as Rio Tinto, Kennecott, Glamis Marigold Mining Issuer and Drummond Ltd.

Most recently, Mr. Galbriath served as the Mine Manager for ASARCO, LLC at the Mission Mine in Sahuarita, Arizona, where he was responsible for annual mine production of 56.4 million tonnes of material as well as maintenance of all rolling stock. Mr. Galbraith also specified and directed the acquisition of $190 million worth of equipment since 2007. Prior to that, he served as the Mine Superintendent for Glamis Marigold Mining Issuer where he oversaw the production of 42 million tonnes of materially annually from 2005 to 2006. From 2001 to 2005, he held increasingly senior roles with Drummond Limited in South America, including Production Engineer, Senior Production Engineer and Assistant Superintendent of production at the LaLoma, Caesar and Colombia mines. From 1990 to 2001, he held multiple roles including Senior Projects Engineer as well as Short and Long Range Planning Engineer with Rio Tinto, Kennecott, Barneys Canyon Mining Issuer and Rawhide Mining Issuer. Mr. Galbriath has a Bachelor of Science degree in Mining Engineering from the Pennsylvania State University.

Upon joining ITH, Mr. Galbriath will be responsible for developing the Livengood Life of Mine plan including all aspects of ore production and scheduling, overburden management plans, mine capital programs, mine infrastructure engineering, assisting in permit application data acquisition and assessment of construction earthwork requirements.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for a production decision to be made in respect of the Livengood Project, the potential for any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

August 16, 2011